SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BRP Group, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

05589G102

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 05589G102	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tracy Morse Dadeo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,191,414 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,263,805 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,191,414 (1)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 63.9% (3)(4)
12	TYPE OF REPORTING PERSON* IN

(1)

The total number of shares includes 3,186,246 shares that are beneficially owned by Insurance Agencies of The Villages, Inc. (“Insurance Agencies”) and 3,077,559 shares that are beneficially owned by The Villages Invesco, Inc. (“Invesco”). Tracy Morse Dadeo is the trustee of Tracy Morse Family Trust u/a/d October 1, 2019 (“TMD Trust”), which TMD Trust owns one-third of the ownership interests in both the Insurance Agencies and Invesco.

(2)

There is no contract, arrangement, understanding, relationship between Tracy Morse Dadeo and the other equity owners of Insurance Agencies and Invesco relating to the voting or disposition of the reported securities.

(3)

As more fully described in Item 4 of this Schedule 13G and for purposes of Rule 13d-3 promulgated under the Securities Act of 1934 (the “Exchange Act”), each of the Reporting Persons may be deemed to beneficially own, as a result of certain voting covenants on matters relating to the election of certain directors pursuant to the Villages Voting Agreement (as defined below), an aggregate of 28,927,609 shares of Class A common stock that are beneficially owned by members of Voting Group. Capitalized terms not defined herein are defined in Items 2(a) and 4 below. Each of the Reporting Persons expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to shares of common stock in which such Reporting Person does not have a pecuniary interest.

(4)	Based on 19,849,779 shares of Class A Common Stock issued and outstanding on February 14, 2020.

Page 2 of 13 Pages

CUSIP No. 05589G102	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mark G. Morse
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,191,414 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,263,805 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,191,414 (1)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 63.9% (3)(4)
12	TYPE OF REPORTING PERSON* IN

(1)

The total number of shares includes 3,186,246 shares that are beneficially owned by the Insurance Agencies and 3,077,559 shares that are beneficially owned by Invesco. Mark G. Morse is the trustee of Mark G. Morse Family Trust u/a/d September 8, 2005 (“MGM Trust”), which MGM Trust owns one-third of the ownership interests in both the Insurance Agencies and Invesco.

(2)

There is no contract, arrangement, understanding, relationship between Mark G. Morse and the other equity owners of Insurance Agencies and Invesco relating to the voting or disposition of the reported securities.

(3)

As more fully described in Item 4 of this Schedule 13G and for purposes of Rule 13d-3 promulgated under the Exchange Act, each of the Reporting Persons may be deemed to beneficially own, as a result of certain voting covenants on matters relating to the election of certain directors pursuant to the Villages Voting Agreement, an aggregate of 28,927,609 shares of Class A common stock that are beneficially owned by members of Voting Group. Capitalized terms not defined herein are defined in Items 2(a) and 4 below. Each of the Reporting Persons expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to shares of common stock in which such Reporting Person does not have a pecuniary interest.

(4)	Based on 19,849,779 shares of Class A Common Stock issued and outstanding on February 14, 2020.

Page 3 of 13 Pages

CUSIP No. 05589G102	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jennifer L. Parr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,191,414 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,263,805 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,191,414 (1)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 63.9% (3)(4)
12	TYPE OF REPORTING PERSON* IN

(1)

The total number of shares includes 3,186,246 shares that are beneficially owned by the Insurance Agencies and 3,077,559 shares that are beneficially owned by Invesco. Jennifer L. Parr is the trustee of Jennifer L. Parr Family Trust u/a/d October 6, 2005 (“JLP Trust”), which JLP Trust owns one-third of the ownership interests in both the Insurance Agencies and Invesco.

(2)

There is no contract, arrangement, understanding, relationship between Jennifer L. Parr and the other equity owners of Insurance Agencies and Invesco relating to the voting or disposition of the reported securities.

(3)

As more fully described in Item 4 of this Schedule 13G and for purposes of Rule 13d-3 promulgated under the Exchange Act, each of the Reporting Persons may be deemed to beneficially own, as a result of certain voting covenants on matters relating to the election of certain directors pursuant to the Villages Voting Agreement, an aggregate of 28,927,609 shares of Class A common stock that are beneficially owned by members of Voting Group. Capitalized terms not defined herein are defined in Items 2(a) and 4 below. Each of the Reporting Persons expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to shares of common stock in which such Reporting Person does not have a pecuniary interest.

(4)	Based on 19,849,779 shares of Class A Common Stock issued and outstanding on February 14, 2020.

Page 4 of 13 Pages

CUSIP No. 05589G102	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tracy Morse Family Trust u/a/d October 1, 2019
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,191,414 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,263,805 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,191,414 (1)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 63.9% (3)(4)
12	TYPE OF REPORTING PERSON* IN

(1)

The total number of shares includes 3,186,246 shares that are beneficially owned by the Insurance Agencies and 3,077,559 shares that are beneficially owned by Invesco. The TMD Trust owns one-third of the ownership interests in both the Insurance Agencies and Invesco.

(2)

There is no contract, arrangement, understanding, relationship between the TMD Trust and the other equity owners of Insurance Agencies and Invesco relating to the voting or disposition of the reported securities.

(3)

As more fully described in Item 4 of this Schedule 13G and for purposes of Rule 13d-3 promulgated under the Exchange Act, each of the Reporting Persons may be deemed to beneficially own, as a result of certain voting covenants on matters relating to the election of certain directors pursuant to the Villages Voting Agreement, an aggregate of 28,927,609 shares of Class A common stock that are beneficially owned by members of Voting Group. Capitalized terms not defined herein are defined in Items 2(a) and 4 below. Each of the Reporting Persons expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to shares of common stock in which such Reporting Person does not have a pecuniary interest.

(4)	Based on 19,849,779 shares of Class A Common Stock issued and outstanding on February 14, 2020.

Page 5 of 13 Pages

CUSIP No. 05589G102	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mark G. Morse Family Trust u/a/d September 8, 2005
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,191,414 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,263,805 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,191,414 (1)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 63.9% (3)(4)
12	TYPE OF REPORTING PERSON* IN

(1)

The total number of shares includes 3,186,246 shares that are beneficially owned by the Insurance Agencies and 3,077,559 shares that are beneficially owned by Invesco. The MGM Trust owns one-third of the ownership interests in both the Insurance Agencies and Invesco.

(2)

There is no contract, arrangement, understanding, relationship between the MGM Trust and the other equity owners of Insurance Agencies and Invesco relating to the voting or disposition of the reported securities.

(3)

As more fully described in Item 4 of this Schedule 13G and for purposes of Rule 13d-3 promulgated under the Exchange Act, each of the Reporting Persons may be deemed to beneficially own, as a result of certain voting covenants on matters relating to the election of certain directors pursuant to the Villages Voting Agreement, an aggregate of 28,927,609 shares of Class A common stock that are beneficially owned by members of Voting Group. Capitalized terms not defined herein are defined in Items 2(a) and 4 below. Each of the Reporting Persons expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to shares of common stock in which such Reporting Person does not have a pecuniary interest.

(4)	Based on 19,849,779 shares of Class A Common Stock issued and outstanding on February 14, 2020.

Page 6 of 13 Pages

CUSIP No. 05589G102	Page 7 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jennifer L. Parr Family Trust u/a/d October 6, 2005
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,191,414 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,263,805 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,191,414 (1)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 63.9% (3)(4)
12	TYPE OF REPORTING PERSON* IN

(1)

The total number of shares includes 3,186,246 shares that are beneficially owned by the Insurance Agencies and 3,077,559 shares that are beneficially owned by Invesco. The JLP Trust owns one-third of the ownership interests in both the Insurance Agencies and Invesco.

(2)

There is no contract, arrangement, understanding, relationship between the JLP Trust and the other equity owners of Insurance Agencies and Invesco relating to the voting or disposition of the reported securities.

(3)

As more fully described in Item 4 of this Schedule 13G and for purposes of Rule 13d-3 promulgated under the Exchange Act, each of the Reporting Persons may be deemed to beneficially own, as a result of certain voting covenants on matters relating to the election of certain directors pursuant to the Villages Voting Agreement, an aggregate of 28,927,609 shares of Class A common stock that are beneficially owned by members of Voting Group. Capitalized terms not defined herein are defined in Items 2(a) and 4 below. Each of the Reporting Persons expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to shares of common stock in which such Reporting Person does not have a pecuniary interest.

(4)	Based on 19,849,779 shares of Class A Common Stock issued and outstanding on February 14, 2020.

Page 7 of 13 Pages

CUSIP No. 05589G102	Page 8 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Villages Invesco LLC [Tax Id No. 47-4381103]
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,191,414 (1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,077,559 (2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,191,414 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 63.9% (1)(4)
12	TYPE OF REPORTING PERSON* IN

(1)

As more fully described in Item 4 of this Schedule 13G and for purposes of Rule 13d-3 promulgated under the Exchange Act, each of the Reporting Persons may be deemed to beneficially own, as a result of certain voting covenants on matters relating to the election of certain directors pursuant to the Villages Voting Agreement (as defined below), an aggregate of 28,927,609 shares of Class A common stock that are beneficially owned by members of Voting Group and 3,186,246 shares of Class A common stock that are beneficially owned by the Insurance Agencies. Capitalized terms used herein are defined in Items 2(a) and 4 below. Each of the Reporting Persons expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to shares of common stock in which such Reporting Person does not have a pecuniary interest.

(2)

Other than the Villages Voting Agreement, there is no contract, arrangement, understanding, relationship between the Invesco and the Insurance Agencies, or the other equity owners of Insurance Agencies and Invesco, relating to the voting or disposition of the reported securities.

(3)	Each of the TMD Trust, the MGM Trust and the JLP Trust owns one-third of the ownership interests in Invesco.
(4)	Based on 19,849,779 shares of Class A Common Stock issued and outstanding on February 14, 2020.

Page 8 of 13 Pages

CUSIP No. 05589G102	Page 9 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Insurance Agencies of The Villages, Inc. [Tax Id No. 59-2586797]
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,191,414 (1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,186,246 (2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,191,414 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 63.9% (1)(4)
12	TYPE OF REPORTING PERSON* IN

(1)

As more fully described in Item 4 of this Schedule 13G and for purposes of Rule 13d-3 promulgated under the Exchange Act, each of the Reporting Persons may be deemed to beneficially own, as a result of certain voting covenants on matters relating to the election of certain directors pursuant to the Villages Voting Agreement (as defined below), an aggregate of 28,927,609 shares of Class A common stock that are beneficially owned by members of Voting Group and 3,077,550 shares of Class A common stock that are beneficially owned by Invesco. Capitalized terms used herein are defined in Items 2(a) and 4 below. Each of the Reporting Persons expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to shares of common stock in which such Reporting Person does not have a pecuniary interest.

(2)

Other than the Villages Voting Agreement, there is no contract, arrangement, understanding, relationship between the Invesco and the Insurance Agencies, or the other equity owners of Insurance Agencies and Invesco, relating to the voting or disposition of the reported securities.

(3)	Each of the TMD Trust, the MGM Trust and the JLP Trust owns one-third of the ownership interests in the Insurance Agencies.
(4)	Based on 19,849,779 shares of Class A Common Stock issued and outstanding on February 14, 2020.

Page 9 of 13 Pages

Item 1(a).	Name of Issuer.

The name of the Issuer is BRP Group Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices.

The Issuer’s principal executive offices are located at:

4010 W. Boy Scout Blvd., Suite 200,

Tampa, Florida 33607.

Item 2(a).	Name of Person Filing.

This Schedule is being filed by (i) The Villages Invesco, LLC, a Florida limited liability company (the “Invesco”), (ii) Insurance Agencies of the Villages, Inc., a Florida corporation (“Insurance Agencies”), (iii) the Tracy Morse Family Trust u/a/d October 1, 2019, as amended and restated ( the “TMD Trust”), the Mark G. Morse Family Trust u/a/d September 8, 2005, as amended and restated (the “MGM Trust”), and the Jennifer L. Parr Family Trust u/a/d October 6, 2005, as amended and restated (the “JLP Trust”)(the TMD Trust, the MGM Trust, and the JLP Trusts are sometimes referred to collectively and the “Family Trusts”), and (iv) Tracy Morse Dadeo, the trustee of the TMD Trust, Mark G. Morse, the trustee of the MGM Trust, and Jennifer L. Parr, the trustee of the JLP Trust.

Each of the Family Trusts own one-third of the voting interests of both Invesco and the Insurance Agencies. Tracy Morse Dadeo, Mark G. Morse, and Jennifer L. Parr have full voting and dispositive control over the Family Trust for which they serve as the trustee.

Each of Invesco, the Insurance Agencies, the TMD Trust, the MGM Trust, the JLP Trust, Tracy Morse Dadeo, Mark G. Morse, and Jennifer L. Parr are sometimes collectively referred to herein as the “Reporting Persons.”

The Reporting Persons are making this single, joint filing because they be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The joint filing agreement among the Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 1.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

The principal business address of each of the Reporting Persons is 3619 Kiessel Road, The Villages, Florida 32163.

Item 2(c).	Citizenship.

See row 4 of the cover sheet of the Reporting Person.

Item 2(d).	Title of Class of Securities.

This Schedule relates to shares of Class A Common Stock, $0.01 per share par value per share (“Class A Common Stock”), of the Issuer.

Page 10 of 13 Pages

Item 2(e).	CUSIP Number.

The CUSIP number for the Class A Common Stock is 05589G102.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the filing person is a:

Not applicable. The Reporting Persons acquired and held their shares of Class A Common Stock prior to the registration of the Class A Common Stock pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, and this Schedule 13G was filed in accordance with Rule 13d-1(d) promulgated thereunder.

Item 4.	Ownership.

The information required by Item 4 is set forth in rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each reporting person.

In connection with the recapitalization transactions (“Recapitalization”) which took place prior to the initial public offering of the Issuer (the “IPO”), all pre-existing holders (the “Historical Pre-IPO LLC Members”) of limited liability company membership interests in Baldwin Risk Partners, LLC, a subsidiary of the Issuer (“BRP, LLC”), and entities which were rolled-up into BRP LLC immediately prior to the IPO closing, received newly issued units of limited lability company interests of BRP LLC (“Units”) and shares of Class B Common Stock, par value $0.01 per share, of the Issuer (“Class B Stock”). Each recipient of Units received an equal number of shares of Class B Common Stock. The Units are redeemable or exchangeable for shares of Class A Common Stock on a one-for-one basis and upon any such redemption or exchange of Units for Class A Common Stock, shares of Class B Common Stock will be cancelled on a one-for one basis. Shares of Class A Common Stock and Class B Common Stock (referred to collectively as, the “Common Stock”) vote together as a single class on matters submitted to the stockholders of the Issuer for a vote or for action taken by written consent.

As of the date of this Schedule 13G, the Insurance Agencies is the record holder of 3,186,246 shares of Class B Stock and Invesco is the record holder of 3,077,559 shares of Class B Stock.

In connection with the closing of the Issuer’s initial public offering (the “IPO”), Invesco and the Insurance Agencies entered into a voting agreement (the “Villages Voting Agreement”) with the Historical Pre-IPO LLC Members (referred to in the cover pages hereto as the “Voting Group”) pursuant to which Invesco, the Insurance Agencies, and the Voting Group agreed to vote all their shares of voting stock, including Class A common stock and Class B common stock, together and in accordance with the instructions of Invesco to elect a nominee designated by Invesco to the Issuer’s Board of Directors.

Each Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the Common Stock owned of record by such Reporting Person or in which such Reporting Person does not have a pecuniary interest.

Page 11 of 13 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020	*
Tracy Morse Dadeo

*
Mark G. Morse

*
Jennifer L. Parr

*
Tracy Morse Family Trust u/a/d October 1, 2019

*
Mark G. Morse Family Trust u/a/d September 8, 2005

*
Jennifer L. Parr Family Trust u/a/d October 6, 2005

The Villages Invesco LLC

By: *
Kelsea Morse Manly, Manager

Insurance Agencies of The Villages, Inc.

By: *
Kelsea Morse Manly, President

* By: /s/ Richard A. Denmon
Richard A. Denmon
Attorney-In -Fact

Page 13 of 13 Pages

Exhibit 1

JOINT FILING AGREEMENT

February 14, 2020

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to (i) the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A common stock of BRP Group, Inc., par value $0.01 per share, and (ii) that this Joint Filing Agreement be included as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(ii), no person shall be responsible for the completeness and accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe such information is inaccurate.

The Joint Filing Agreement may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

[Signatures on Next Page]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

/s/ Tracy Morse Dadeo
Tracy Morse Dadeo

/s/ Mark G. Morse
Mark G. Morse

/s/ Jennifer L. Parr
Jennifer L. Parr

Tracy Morse Family Trust u/a/d October 1, 2019

/s/ Tracy Morse Dadeo
By: Tracy Morse Dadeo, Trustee

Mark G. Morse Family Trust u/a/d September 8, 2005

/s/ Mark G. Morse
By: Mark G. Morse, Trustee

Jennifer L. Parr Family Trust u/a/d October 6, 2005

/s/ Jennifer L. Parr
By: Jennifer L. Parr, Trustee

The Villages Invesco LLC

By:	/s/ Kelsea Morse Manly
Kelsea Morse Manly, Manager

Insurance Agencies of The Villages, Inc.

By: /s/ Kelsea Morse Manly
Kelsea Morse Manly, President

Exhibit 2

LIMITED POWER OF ATTORNEY

February 14, 2020

Know all by these presents, that each of the undersigned hereby makes, constitutes and appoints Richard A. Denmon, as the undersigned’s true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of each of the undersigned to:

1.

Prepare, execute, acknowledge, deliver and file Schedules 13G, 13D, Forms 3, 4, and 5 (including any amendments thereto), including applications for Form ID, and any actions or documents necessary to facilitate the timely filing of beneficial ownership reports, with respect to the securities of BRP Group, Inc., a Delaware corporation (the “Company”), with the United States Securities and Exchange Commission, any national securities exchanges and the Company, as considered necessary or advisable under Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the “Exchange Act”);

2.

Seek or obtain, as the undersigned’s representative and on the undersigned’s behalf, information on transactions in the Company’s securities from any third party, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to the undersigned and approves and ratifies any such release of information; and

3.	Perform any and all other acts which in the discretion of the attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

The undersigned acknowledges that:

1.

This Limited Power of Attorney authorizes, but does not require, the attorney-in-fact to act in his discretion on information provided to the attorney-in-fact without independent verification of such information;

2.

Any documents prepared and/or executed by the attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as the attorney-in-fact, in his discretion, deems necessary or desirable;

3.

Neither the Company nor the attorney-in-fact assumes (i) any liability for the undersigned’s responsibility to comply with the requirements of the Exchange Act, (ii) any liability of the undersigned for any failure to comply with such requirements, or (iii) any obligation or liability of the undersigned for profit disgorgement under Section 13 or 16 of the Exchange Act; and

4.

This Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange Act, including without limitation the reporting requirements under Sections 13(d) and 16 of the Exchange Act. The undersigned hereby gives and grants the attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that the attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney.

This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the attorney-in-fact.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

RICHARD A. DENMON

By:	/s/ Richard A. Denmon
Name: Richard A. Denmon

/s/ Tracy Morse Dadeo
Tracy Morse Dadeo

/s/ Mark G. Morse
Mark G. Morse

/s/ Jennifer L. Parr
Jennifer L. Parr

Tracy Morse Family Trust u/a/d October 1, 2019

/s/ Tracy Morse Dadeo
By: Tracy Morse Dadeo, Trustee

Mark G. Morse Family Trust u/a/d September 8, 2005

/s/ Mark G. Morse
By: Mark G. Morse, Trustee

Jennifer L. Parr Family Trust u/a/d October 6, 2005

/s/ Jennifer L. Parr
By: Jennifer L. Parr, Trustee

The Villages Invesco LLC

By: /s/ Kelsea Morse Manly
Kelsea Morse Manly, Manager

Insurance Agencies of The Villages, Inc.

By: /s/ Kelsea Morse Manly
Kelsea Morse Manly, President